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As filed with the Securities and Exchange Commission on November 14, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FIREPOND, INC.
(Name of Subject Company (Issuer))

FIRE TRANSACTION SUB, INC.
JAGUAR TECHNOLOGY HOLDINGS, LLC
(Name of Filing Persons (Offerors))

Common Stock par value $0.10 per share
(Title of Class of Securities)

318224 10 2
(CUSIP Number of Class of Securities)

Douglas B. Croxall
President
Jaguar Technology Holdings, LLC
74-785 Highway 111, Suite 103
Indian Wells, California 92210
Telephone: (760) 674-1074
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

Copy to:

Allen Z. Sussman, Esq.
Morrison & Foerster LLP
555 West Fifth Street, Suite 3500
Los Angeles, California 90013-1024
Telephone: (213) 892-5200

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$11,594,422	$938***

*
Estimated for purposes of calculating the filing fee. This calculation assumes the purchase of 3,669,121 shares of common stock of FirePond, Inc. at the tender offer price of $3.16 per share of common stock.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the value of the transaction.

***
Filing fee was previously paid. See below.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$938	Filing parties:	Fire Transaction Sub, Inc. and Jaguar Technology Holdings, LLC
Form or Registration No.:	Schedule TO-T	Date filed:	October 23, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on October 23, 2003 and Amendment No. 1 filed on October 24, 2003 by Jaguar Technology Holdings, LLC, a Delaware limited liability company ("Parent"), and Fire Transaction Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent. This Schedule TO relates to the third party offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the "Shares"), of FirePond, Inc., a Delaware corporation (the "Company"), for $3.16 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

        The information in the Offer is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Items 1 through 9 and Item 11

        In the Summary Term Sheet of the Offer to Purchase, the final full paragraph on page 3 is amended and restated as follows:

  The sale of your Shares pursuant to the offer or the merger will be a taxable event. Because individual circumstances may differ, you should consult your tax advisor prior to electing to tender your shares in the offer. See Section 5.

        Section 5 of the Offer to Purchase is hereby entitled "United States Federal Income Tax Consequences" and the final paragraph on page 15 is amended and restated as follows:

  The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of the Company. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers and persons who hold their Shares as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of the Company who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws. The tax consequences of the Offer and Merger to holders who hold their shares through a partnership or other pass-through entity will generally depend upon the holder's status for U.S. federal income tax purposes. No ruling as to any matter discussed in this Section 5 has been requested or received from the United States Internal Revenue Service.

        In Section 5 of the Offer to Purchase, the first paragraph on page 17 is amended and restated as follows:

  Under the backup withholding provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the offer price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder's correct taxpayer identification number and certify that such stockholder is not subject to backup withholding by completing the substitute Form W-9 in the Letter of Transmittal or alternative certification described in the Letter of Transmittal. See Instruction 8 of the Letter of Transmittal and "Important Tax Information" contained therein.

        In Section 7 of the Offer to Purchase, the final paragraph on page 17 is amended and restated as follows:

  Available Information.    The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC's internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

        In Section 7 of the Offer to Purchase, the first paragraph on page 18 is amended and restated as follows:

  Except for the projections below and except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available.

        In Section 7 of the Offer to Purchase, the final paragraph on page 18 is amended and restated as follows:

  Projections.    To the knowledge of Parent and the Purchaser, the Company does not, as a matter of course, make public any forecasts as to its future financial performance. However, in connection with Parent's review of the transactions contemplated by the Merger Agreement, the Company provided Parent with certain projected financial information concerning the Company. The Company has advised the Purchaser and Parent that its internal financial forecasts (upon which the projections provided to Parent and the Purchaser were based) are, in general, prepared solely for internal use for capital budgeting and other management decisions and are subjective in many respects and thus susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The Company also advised Parent and the Purchaser that the projections provided to them had not yet been approved as part of the Company's formal budgeting process, which was not anticipated to be completed until early 2004. Parent and the Purchaser understood that the projections reflect numerous assumptions, all made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond the Company's control, and none of which is subject to approval by Parent or the Purchaser. Accordingly, there can be no assurance that the assumptions made by the Company in preparing the projections will prove accurate. The Company did not provide to Parent or the Purchaser any of the assumptions underlying the projections, other than informing Parent and Purchaser that the projections were developed based on internal financial forecasts for purposes of capital budgeting and other management decisions. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Parent, the Purchaser, the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. These projections are being provided only because the Company made them available to Parent and the Purchaser in connection with their discussions regarding the Offer and the Merger. None of Parent, the Purchaser, the Company or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them has or intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

        In Section 8 of the Offer to Purchase, the fourth paragraph on page 20 is amended and restated as follows:

  Available Information.    Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 2054. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Schedule TO and the exhibits thereto are also available to the public on the SEC's internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

        In Section 10 of the Offer to Purchase, the fifth paragraph on page 21 is amended and restated as follows:

  The following information was prepared by Parent and the Company. Information regarding meetings or discussions in which Parent or its representatives did not participate was provided by the Company.

        In Section 10 of the Offer to Purchase, the seventh paragraph page 22 is amended and restated as follows:

  Between October 3 and October 8, 2003, the respective representatives and legal counsel of Parent, the Purchaser and the Company conducted additional due diligence and discussed and negotiated drafts of the Merger Agreement. Among other things, during this period Purchaser lowered its price per share in the Offer from $3.30 per share to $3.15 per share, and finally proposed $3.16 per share. Purchaser lowered its offer price due to additional information learned in the due diligence process, relating to, among other things, the Company's financial performance and uncertainties in the sales pipeline.

        Section 15 of the Offer to Purchase is hereby entitled "Conditions of the Offer" and the third paragraph on page 36 is amended and restated as follows:

  (b) the fees and expenses paid or payable to the Company's advisors for services performed and to be performed in connection with the transactions contemplated by the Merger Agreement (including, without limitation, the negotiation of the Merger Agreement, the preparation of a fairness opinion and the preparation of the Schedule 14D-9) do not exceed $500,000 in the aggregate (or $550,000 in the aggregate in the event that the Company prepares a proxy statement for a meeting of the Company's stockholders), subject to a reasonable increase (which the Purchaser understands to mean an increase of up to 10%) in the event that the Company incurs unanticipated expenses or delays (which the Purchaser understands to mean expenses or delays that ordinarily are not reasonably foreseeable in the types of transactions contemplated by the Merger Agreement); and

        In Section 15 of the Offer to Purchase, the text following subparagraph (i) and the final full paragraph on page 38 are amended and restated as follows:

  which, in the sole and reasonable judgment of the Purchaser or Parent, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment (which the Purchaser understands to mean reasonably likely to materially reduce the economic benefits to the Purchaser of the transactions contemplated by the Merger Agreement).

          The foregoing conditions are for the sole benefit of the Purchaser and Parent and may be asserted by the Purchaser or Parent regardless of the circumstances giving rise to such condition and may be waived by the Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion, but may not be waived after the final expiration of the tender offer. The failure by Parent, the Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

        In Section 17 of the Offer to Purchase, the final full paragraph on page 40 is amended and restated as follows:

          NMPP, Inc. has acted as strategic advisor to Parent in connection with the proposed acquisition of the Company. NMPP, Inc. will receive $500,000 as compensation for its services as strategic advisor, payable upon closing of the Merger, and will be reimbursed for certain out-of-pocket expenses. Parent and the Purchaser will indemnify NMPP, Inc. and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2003	FIRE TRANSACTION SUB, INC.

	By:	/s/ Douglas B. Croxall
	Name:	Douglas B. Croxall
	Title:	President

Dated: November 14, 2003	JAGUAR TECHNOLOGY HOLDINGS, LLC

	By:	/s/ Douglas B. Croxall
	Name:	Douglas B. Croxall
	Title:	Managing Member

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated October 23, 2003*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(5)(A)	Press Release issued by Parent on October 9, 2003 (incorporated by reference to the Schedule TO filing by Parent on October 9, 2003)
(a)(5)(B)	Summary Advertisement, as published in The New York Times on October 23, 2003*
(a)(5)(C)	Press Release issued by Parent on October 24, 2003*
(b)	Financing commitment letter addressed to Jaguar Technology Holdings, LLC from TSD Investments, LLC, dated as of October 8, 2003*
(d)(1)	Agreement and Plan of Merger, dated as of October 8, 2003, by and among FirePond, Inc., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc.*
(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 22, 2003, by and among FirePond, Inc., Jaguar Technology Holdings, LLC and Fire Transaction Sub, Inc.*
(d)(3)	Form of Tender and Voting Agreement, dated as of October 8, 2003, by and among Jaguar Technology Holdings, LLC, Fire Transaction Sub, Inc. and certain stockholders of FirePond, Inc.*
(d)(4)	Confidentiality Agreement, dated September 2, 2003, between Acclaim Financial Group Venture III, LLC and FirePond, Inc.*
(g)	Not applicable
(h)	Not applicable

*
Previously filed.

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  Items 1 through 9 and Item 11
SIGNATURES
EXHIBIT INDEX